UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Harbor Bankshares Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

411465107 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1.	Name of Reporting Person Joseph Haskins, Jr. I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 90,281 6. Shared Voting Power 0 7. Sole Dispositive Power 90,281 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,281

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 12.5%

12.	Type of Reporting Person IN

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Item 1.	(a)	Name of Issuer: Harbor Bankshares Corporation (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices: 25 West Fayette Street, Baltimore, Maryland 21201.

Item 2.	(a)	Name of Person Filing: Joseph Haskins, Jr.

	(b)	Address of Principal Business Office or, if none, Residence: c/o Harbor Bankshares Corporation, 25 West Fayette Street, Baltimore, Maryland 21201.

	(c)	Citizenship: United States of America.

	(d)	Title of Class of Securities: Common Stock.

	(e)	CUSIP Number: 411465107.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the the Exchange Act

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

	(a)	Mr. Haskins beneficially owns 90,281 shares of Company Common Stock, 50,247 shares of which are shares of Company Common Stock issuable upon the exercise of options.

	(b)	Mr. Haskins beneficially owns 12.5% of the shares of Company Common Stock.

	(c)	Mr. Haskins has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition, of 90,281 shares of Company Common Stock. Mr. Haskins does not share the power to vote, or to direct the vote of, or share the power to dispose, or to direct the disposition, of any of these shares of Company Common Stock.

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Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

/s/ Joseph Haskins, Jr.

Joseph Haskins, Jr.

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